FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

November 29, 2004

Item 3.	PRESS RELEASE

November 29, 2004 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has chosen a controlled release formulation of oral RSD1235 to take forward for further clinical development. The formulation was chosen based on the successful completion of its recent Phase 1a clinical trial. The study was an open-label, cross-over evaluation of two controlled release formulations of RSD1235 in comparison to an immediate release formulation. Cardiome today initiated a Phase 1b study involving this chosen formulation.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has chosen a controlled release formulation of oral RSD1235 to take forward for further clinical development. The formulation was chosen based on the successful completion of its recent Phase 1a clinical trial. The study was an open-label, cross-over evaluation of two controlled release formulations of RSD1235 in comparison to an immediate release formulation. Cardiome today initiated a Phase 1b study involving this chosen formulation.

The objective of this formulation is to enable twice per day (“BID”) dosing of RSD1235 for the selected AF patient population. The pharmacokinetic results of the Phase 1a study are consistent with that objective. The chosen formulation will be assessed in a series of Phase 1 studies in order to determine the dosing regimen to be used in a Phase 2 efficacy study planned for the second half of 2005. The Phase 1b study initiated today will examine the effect of food on the absorption of RSD1235 using a cross-over design. In this study, subjects will be dosed with a single controlled release tablet in the fasted state or following a meal. On the basis of these results, a multi-day dosing study is envisioned to assess the pharmacokinetics and safety of repeated daily doses of controlled release RSD1235 tablets.

Oral RSD1235 is expected to prevent or slow the recurrence of AF, and is designed to be used as a follow-on therapy to intravenous RSD1235, currently in three Phase 3 trials for the conversion of AF.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 29th day of November, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.